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                                                                    EXHIBIT 99.1


PRESS RELEASE                                          [CELANESE LOGO]

                                                       Celanese AG
Your contacts:                                         Corporate Center
                                                       Building F 821
Dr. H. B. Heier                                        D-65926 Frankfurt am Main
Tel. +49(0)69 305-7112
Fax +49(0)69 305-84160

Phillip Elliott
Tel. +49(0)69 305-33480
Fax +49(0)69 305-17082

                                                               February 28, 2000

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Celanese AG reports key figures on 1999:

Celanese AG achieved a major reduction in net financial debt in 1999 due to accelerated divestments
Pressure on margins and special charges including restructuring costs weighed, as expected, on 1999 results

Celanese AG has made faster than expected progress with the sale of its non-core businesses.* In 1999, Celanese received proceeds of more than (euro)900 million from the sale of non-core businesses. It was therefore possible to reduce net financial debt from (euro)1,479 million as of December 31, 1998 to (euro)570 million as of December 31, 1999.

Despite intense competition, net sales of continuing operations in 1999 remained flat at the level of (euro)4.32 billion (1998: (euro)4.34 billion).

The difficult market situation and special charges, including restructuring costs, had a negative impact on company earnings in 1999. EBITDA** before special charges, our key measure of financial performance, declined by 35 percent to (euro)377 million, compared to (euro)580 million in 1998. The pricing of petrochemical raw materials continues to put pressure on the margins of the business segments Acetyl Products and Chemical Intermediates.

Celanese sustained an operating loss of (euro)521 million in 1999 (compared with an operating profit of (euro)168 million in 1998). Special charges in 1999 amounted to (euro)559 million compared with (euro)100 million in 1998. The net loss of continuing operations was (euro)502 million (net loss 1998: (euro)56 million), equivalent to a net loss per share of (euro)8.98 (1998: (euro)1.00).

In total, the net loss of continuing and discontinued operations amounted to
(euro)207 million in 1999, compared with (euro)44 million in 1998 and corresponding to a net loss per share of (euro)3.70
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(net loss 1998: (euro)0.79). The results of discontinued operations were impacted by gains from the divestment of non-core businesses.

Subject to Supervisory Board approval, the Board of Management of Celanese AG will propose to the Annual General Meeting on May 10, 2000 the payment of a dividend of (euro)0.11 per share for 1999. Subject to Supervisory Board approval and shareholder resolution, the total dividend pay-out would amount to approximately (euro)6 million.

CELANESE KEY FIGURES

-        OF CONTINUING OPERATIONS

IN (EURO)MILLION                                          1999             1998
----------------                                          ----             ----
Net sales                                                4,318            4,344

EBITDA* excluding
special charges                                            377              580

Operating profit (loss)                                   (521)             168

(Loss) of continuing operations                           (502)             (56)

(Loss) per share of continuing
operations (euro)                                        (8.98)           (1.00)


-        INCLUDING DISCONTINUED OPERATIONS

IN (EURO)                                               1999               1998
---------                                               ----               ----
Net (loss) in million                                   (207)               (44)

(Loss) per share                                       (3.70)             (0.79)


The Board of Management of Celanese AG will provide further details on the 1999 financial statements and the development of business at a press conference on March 20.


*This resulted in a change in the composition of continuing operations. Discontinued businesses as of 31.12.1999 were: Copley, Dyneon, the polyester activities in Millhaven, Targor, Celgard, EO/EG and inorganics.

**Earnings before interest, taxes, depreciation and amortization